EXHIBIT D 1

             MODIFICATION OF FEE UNDER INVESTMENT ADVISORY AGREEMENT

         This instrument, dated as of January 31, 2006, is a modification of the fee under the Investment Advisory Agreement (the "Agreement") dated September 8, 1993, by and between Keeley Asset Management Corp. (the "Adviser") and Keeley Small Cap Value Fund, inc. (the "Fund").

         WHEREAS, the Adviser has agreed to reduce the investment advisory fee charged to the Fund on net assets in excess of $1 billion from 1.00% to 0.90%; and

         WHEREAS, the Board of Directors of the Fund, including all of the directors who are not interested persons of the Adviser, has determined that such reduction is in the best interests of the Fund and its shareholders and that the Agreement should be modified to so provide;

         NOW, THEREFORE, the parties agree as follows:

1. The fee under the Investment Advisory Agreement on net assets over $1 billion shall be calculated at 0.90% per annum, effective on January 31, 2006, which is the date that the Fund's prospectus showing such reduced fee shall is expected to become effective.
2. The Adviser represents and warrants to the Fund that the reduction in fees under the Agreement will not result in any reduction in services of the Adviser to the Fund, and will not have any adverse effect on the Fund or its shareholders.
3. In the event that this modification shall be deemed to be an amendment to the Investment Advisory Agreement requiring shareholder action, then in lieu thereof this instrument shall constitute a waiver by the Adviser of that portion of the fee under the Investment Advisory Agreement in excess of 0.90% per annum on net assets in excess of $1 billion. This waiver shall be irrevocable so long as the Investment Advisory Agreement remains in effect, unless and until amended with the approval of the shareholders of the Fund. Any such waiver shall be deemed to be retroactive to January 31, 2006.

KEELEY SMALL CAP VALUE FUND, INC.        KEELEY ASSET MANAGEMENT CORP.



By: _/s/ JOHN L. KEELEY, JR              By: _/s/ JOHN L. KEELEY, JR           .
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         John L. Keeley, Jr., President           John L. Keeley, Jr., President